SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 3)*

Name of Issuer: Brunswick Corp.

Title of Class of Securities: Common Stock

CUSIP Number: 117043109

Date of Event Which Requires Filing of this Statement: December 31, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: (X) Rule 13d-1(b)   ( ) Rule 13d-1(c)( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.: 117043109

1.     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

2.     CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

          Not Applicable A. B.

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.     SOLE VOTING POWER

          None

6.     SHARED VOTING POWER

           3,812,735 Shares

7.     SOLE DISPOSITIVE POWER

         None

8.     SHARED DISPOSITIVE POWER

         3,812,735 Shares

13G

CUSIP No.: 117043109

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,812,735 Shares

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.963%

12.     TYPE OF REPORTING PERSON

         BK

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

         Brunswick Corp.

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

         One N. Field Court Lake
         Forest, IL 60045-4811

Item 2 (a) — Name of Person Filing:

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) – Address of Principal Business Office or, if none, residence

         500 Admiral Nelson Blvd.
         Malvern, PA 19355

Item 2 (c) — Citizenship

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) — Title of Class of Securities

         Common Stock

Item 2 (e) — CUSIP Number

         117043109

Item 3 — Type of Filing:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

    (a)        Amount Beneficially Owned:

                3,812,735 Shares

    (b)        Percent of Class:

                 3.963%

    (c)        Number of shares as to which such person has:

    (i)        sole power to vote or to direct the vote: None

    (ii)        shared power to vote or to direct the vote: 3,812,735 Shares*

    (iii)        sole power to dispose or to direct the disposition of: None

    (iv)        shared power to dispose or to direct the disposition of: 3,812,735 Shares**

*Vanguard Fiduciary Trust Company (VFTC) is the trustee of certain employee benefit plans. Shares of the issuer’s Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2004, the trustee held 3,812,735 shares of the issuer’s Common Stock on behalf of the plans, all of which had been allocated to plan participants. VFTC votes shares in accordance with the terms of the plan (subject to the trustee’s responsibilities under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as applicable).

**Shares of Common Stock are held in the issuer’s employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held on behalf of the plans may be disposed of by the trustee only in accordance with the terms of the plans.

Item 5. Ownership of Five Percent or Less of a Class.

        The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities (X).

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee of certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2005

Vanguard Fiduciary Trust Company, Trustee

Name: Matthew Kogan Title: Assistant Secretary